SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

First Half 2010

Earnings Release

5 August 2010

01
Earnings Release	30 June 2010

Lisbon, Portugal, 5 August 2010

In 2Q10, operating revenues amounted to Euro 1,909 million, up by 17.1% y.o.y, EBITDA reached Euro 664 million, up by 11.4% y.o.y and net income increased by 82.5% y.o.y to Euro 164 million. In 1H10, consolidated operating revenues amounted to Euro 3,682 million, up by 13.8% y.o.y, while EBITDA reached Euro 1,297 million, up by 8.2% y.o.y. Consolidated EBITDA margin stood at 35.2%. Income from operations reached Euro 488 million. In 1H10, the contribution of fully and proportionally consolidated international assets to operating revenues and EBITDA stood at 57.2%, up by 7.4pp y.o.y, and at 48.8%, up by 7.6pp y.o.y, respectively. Net income amounted to Euro 264 million and basic earnings per share reached Euro 0.30. In 1H10, Capex decreased by 4.5% to Euro 484 million, equivalent to 13.1% of revenues and was primarily directed to the investment in the rollout of new technologies and services, namely the fibre network and TV service in Portugal and the investments in 3G and 3.5G in Portugal and Brazil. Despite the continued investments in new technologies and services, EBITDA minus Capex increased by 17.5% y.o.y to Euro 813 million. Operating cash-flow stood at Euro 466 million, while free cash-flow reached Euro 118 million mainly due to an increase in income taxes paid, primarily at Vivo, following the improvement in its earnings and appreciation of the Brazilian Real. As at 30 June 2010, net debt amounted to Euro 6,093 million, while after-tax unfunded post retirement benefit obligations totalled Euro 1,193 million.

Table 1 _ Consolidated financial highlights	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	1,908.8	1,629.7	17.1%		3,682.2	3,235.0	13.8%
Operating costs, excluding PRBs and D&A	1,245.1	1,034.2	20.4%		2,385.2	2,036.6	17.1%
EBITDA (1)	663.6	595.5	11.4%		1,297.0	1,198.4	8.2%
Income from operations (2)	250.6	231.5	8.2%		488.4	486.5	0.4%
Net income	164.2	90.0	82.5%		264.5	256.6	3.1%
Capex (3)	254.7	282.4	(9.8)%		483.7	506.2	(4.5)%
Capex as % of revenues (%)	13.3	17.3	(4.0	)pp	13.1	15.6	(2.5	)pp
EBITDA minus Capex	408.9	313.1	30.6%		813.3	692.1	17.5%
Free cash flow	174.8	226.7	(22.9)%		117.9	134.9	(12.6)%
Net debt	6,092.8	6,156.2	(1.0)%		6,092.8	6,156.2	(1.0)%
After-tax unfunded PRB obligations	1,192.9	1,291.4	(7.6)%		1,192.9	1,291.4	(7.6)%
EBITDA margin (%) (4)	34.8	36.5	(1.8	)pp	35.2	37.0	(1.8	)pp
Net debt / EBITDA (x)	2.3	2.6	(0.3	)x	2.3	2.6	(0.2	)x
EBITDA / net interest (x)	8.5	8.2	0.3	x	8.6	8.3	0.3	x
Basic earnings per share	0.19	0.10	82.5%		0.30	0.29	3.1%
Diluted earnings per share (5)	0.18	0.10	90.4%		0.30	0.29	2.6%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 1H10, consolidated operating revenues increased by 13.8% y.o.y to Euro 3,682 million, as a result of revenue growth in wireline and international operations, namely Vivo, Timor Telecom and Dedic, PT’s contact centre and outsourcing business in Brazil.

Table 2 _ Consolidated income statement (1)	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Operating revenues	1,908.8	1,629.7	17.1%	3,682.2	3,235.0	13.8%
Wireline (2)	482.8	473.3	2.0%	971.0	965.3	0.6%
Domestic mobile • TMN (2)	343.6	367.1	(6.4)%	689.5	737.1	(6.5)%
Brazilian mobile • Vivo (1)	1,001.4	738.7	35.6%	1,884.8	1,442.4	30.7%
Other and eliminations	80.9	50.7	59.7%	136.9	90.2	51.9%
Operating costs, excluding PRBs and D&A	1,245.1	1,034.2	20.4%	2,385.2	2,036.6	17.1%
Wages and salaries	212.1	177.2	19.7%	410.7	338.8	21.2%
Direct costs	351.6	273.3	28.6%	675.7	534.7	26.4%
Commercial costs	304.4	261.7	16.3%	581.4	524.3	10.9%
Other operating costs	377.0	321.9	17.1%	717.3	638.9	12.3%
EBITDA (3)	663.6	595.5	11.4%	1,297.0	1,198.4	8.2%
Post retirement benefits	17.8	22.4	(20.5)%	35.6	44.8	(20.5)%
Depreciation and amortisation	395.2	341.5	15.7%	773.0	667.1	15.9%
Income from operations (4)	250.6	231.5	8.2%	488.4	486.5	0.4%
Other expenses (income)	11.8	14.9	(20.4)%	22.5	17.6	28.2%
Curtailment costs, net	4.1	1.6	147.5%	9.2	3.5	165.0%
Net losses (gains) on disposal of fixed assets	0.8	(0.4)	n.m.	0.8	0.1	n.m.
Net other costs (gains)	7.0	13.6	(49.0)%	12.5	14.0	(11.1)%
Income before financ. & inc. taxes	238.8	216.7	10.2%	465.8	468.9	(0.7)%
Financial expenses (income)	6.3	35.9	(82.4)%	41.5	54.4	(23.7)%
Net interest expenses	77.6	72.4	7.3%	150.5	144.7	4.0%
Equity in earnings of affiliates, net	(45.2)	(53.5)	(15.6)%	(83.9)	(102.2)	(17.9)%
Net other financial losses (gains)	(26.2)	17.1	n.m.	(25.1)	11.8	n.m.
Income before income taxes	232.4	180.8	28.6%	424.3	414.6	2.4%
Provision for income taxes	(16.9)	(62.6)	(73.0)%	(79.7)	(118.4)	(32.7)%
Income from continued operations	215.5	118.1	82.5%	344.7	296.2	16.4%
Losses (income) attributable to minority interests	(51.4)	(28.2)	82.3%	(80.2)	(39.6)	102.5%
Consolidated net income	164.2	90.0	82.5%	264.5	256.6	3.1%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 3 million in 1H10. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1H10, revenues from domestic operations decreased by 2.3% y.o.y. The revenue performance of domestic operations was negatively impacted by lower equipment sales (Euro 7 million), lower MTRs (Euro 4 million), and lower customer revenues at TMN, which more than offset the increase of wireline revenues, notwithstanding the negative impact of the change in the recognition of contract penalties (Euro 8 million).

In 1H10, wireline operating revenues increased by 0.6% y.o.y, from Euro 965 million to Euro 971 million. Adjusting for the change in revenue recognition of contract penalties referred to above, wireline revenues would have increased by 1.4% y.o.y, underpinned by retail revenues and data and corporate and despite lower wholesale revenues. Retail revenues were broadly flat at Euro 484 million in 1H10. Adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.9% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which continues to mitigate significantly fixed line net disconnections, which stood at 36 thousand in 1H10 compared to 65 thousand in 1H09 and 110 thousand in 1H08. Moreover, net disconnections of traffic generating lines stood at only 13 thousand in 1H10, compared to 44 thousand in 1H09, an improvement of almost 70% y.o.y.

In the wireline, retail net additions reached 156 thousand in 1H10, up by 13.9% y.o.y, driven by the success of PT’s Meo triple-play offer, which is contributing to gain in broadband market share and record losses in terms of fixed line net disconnections. ADSL retail customers increased by 19.5% y.o.y in 1H10, reaching 933 thousand customers. Broadband retail net additions reached 71 thousand in 1H10, in line with the improving trend posted during 2009. PT’s Meo offer continues to see strong demand in the market having reached an estimated market share of 27% and surpassed the 700 thousand customer threshold. Pay-TV net additions reached 122 thousand in 1H10 and total pay-TV customers stood at 702 thousand, equivalent to 75.3% penetration of the ADSL retail customer base, up by 18.6pp y.o.y. Retail RGU per access increased by 11.3% y.o.y in 1H10 to 1.60.

In 1H10, TMN’s operating revenues decreased by Euro 48 million (-6.5% y.o.y) to Euro 689 million, mainly due to: (1) lower customer revenues (Euro 19 million), against a backdrop of adverse economic conditions and increased penetration of on-net flat-fee prepaid tariff plans in prepaid customers; (2) lower equipment sales (Euro 17 million), and (3) lower interconnection revenues (Euro 8 million), partially as a result of the negative impact of lower MTRs (Euro 3 million). Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and wireless data cards. Non-SMS data revenues increased by 9.1% y.o.y in 1H10, now representing 60.6% of total data revenues. Data revenues reached 24.2% of service revenues, up by 1.5pp y.o.y.

In 1H10, Vivo’s operating revenues increased by 30.7% y.o.y in Euros and 6.6% y.o.y in Reais, improving the revenue trend seen in 2009 and in 1Q10, on the back of continued customer growth (19.6% increase y.o.y in the customer base) and data revenue growth.

Other revenues, including intra-group eliminations, increased by 51.9% y.o.y in 1H10 to Euro 137 million. This performance was mainly due to: (1) the increase of 32.1% y.o.y at Timor Telecom; (2) the improved trends at Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010. These effects more than offset the revenue contraction at CVT in Cape Verde, which was primarily due to weak economic conditions and adverse regulation.

Table 3 _ Revenues by region (1)	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Domestic operations (2)	798.0	805.5	(0.9)%	1,595.2	1,632.9	(2.3)%
Brazil (1)(3)	1,051.4	764.6	37.5%	1,967.9	1,489.2	32.1%
Other and eliminations (4)	59.4	59.5	(0.3)%	119.2	112.9	5.5%
Total operating revenues	1,908.8	1,629.7	17.1%	3,682.2	3,235.0	13.8%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (3) Includes mainly Vivo, Dedic, PT’s contact centre business, and GPTI. (4) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

In 1H10, the contribution from fully and proportionally consolidated international assets to operating revenues stood at 57.2%, up by 7.4pp y.o.y, and Brazil accounted for 53.4% of consolidated operating revenues, an increase of 7.4pp y.o.y.

EBITDA increased by 8.2% y.o.y in 1H10 to Euro 1,297 million, equivalent to a margin of 35.2%. EBITDA performance in the period was underpinned by growth at Vivo and other international assets and resilient performance in the domestic businesses. In 2Q10, the EBITDA performance of domestic businesses continued to show sequential improvement, notwithstanding lower revenues at TMN and the continued investment in the roll-out of triple-play offers, as a result of cost control and efficiency improvements. In 2Q10, EBITDA increased by 11.4% y.o.y benefiting from an improved sequential performance across all PT businesses.

Table 4 _ EBITDA by business segment (1)(2)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Wireline	187.7	200.6	(6.4)%		376.3	408.7	(7.9)%
Domestic mobile • TMN	161.1	161.7	(0.4)%		325.2	331.4	(1.9)%
Brazilian mobile • Vivo (1)	293.4	214.6	36.7%		549.7	418.2	31.4%
Other and eliminations	21.4	18.7	14.8%		45.9	40.1	14.5%
EBITDA (2)	663.6	595.5	11.4%		1,297.0	1,198.4	8.2%
EBITDA margin (%)	34.8	36.5	(1.8	)pp	35.2	37.0	(1.8	)pp
Domestic operations (3)	347.3	360.8	(3.7)%		698.8	737.0	(5.2)%
Brazil (1)(4)	297.2	217.4	36.7%		556.5	422.6	31.7%
Other (5)	19.2	17.3	10.9%		41.7	38.8	7.6%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (4) Includes mainly Vivo, Dedic and GPTI. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA amounted to Euro 376 million in 1H10, equivalent to a 38.8% margin. In 2Q10, wireline EBITDA amounted to Euro 188 million, equivalent to a margin of 38.9%, showing an important sequential improvement when compared to recent quarters. EBITDA loss in 2Q10, when compared to 1Q10, improved significantly and was reduced to a mere Euro 1 million. In 1H10, EBITDA margin continued to be impacted primarily by higher programming, customer acquisition and support service costs in connection with the roll-out of the triple play offers. The improvement in EBITDA trend, even more visible in 2Q10, is owed to streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business around customers segments. In 1H10, wages and salaries in the wireline segment declined by 1.3% y.o.y, as a result of strong focus on cost reduction, notwithstanding the halting of the redundancy programme, which resulted in lower costs associated to pre-retirements. Projected benefit obligations related to salaries payable to pre-retired and suspended employees fell by 5.7% y.o.y (Euro 45 million), and the corresponding cash outflow was 9.5% lower in the period (Euro 7 million).

In 1H10, TMN’s EBITDA decreased by 1.9% y.o.y to Euro 325 million, mainly as a result of lower customer revenues and sales. Due to a strong and continuous focus on cost cutting to increase efficiency, EBITDA margin reached 47.2%, an increase of 2.2pp compared to 1H09. In 2Q10, EBITDA at TMN was broadly flat y.o.y at Euro 161 million.

In 1H10, Vivo’s EBITDA increased by 31.4% y.o.y, underpinned by customer and revenue growth and by the appreciation of the Brazilian Real. Vivo’s EBITDA, in Reais, increased by 7.3% y.o.y in the period showing an improved trend in 2Q10 (+10.6% y.o.y) when compared to 1Q10 (+3.9% y.o.y). Vivo’s EBITDA margin reached 29.2% in 1H10, an improvement of 0.2pp compared to 1H09. In 1H10, net adds were up by 125.8% to 4,233 thousand, whilst the share of net adds in the semester stood at 37.9%, which compares to Vivo’s market share of 30.2%.

Other EBITDA increased by 14.5% y.o.y to Euro 46 million in 1H10 as a result of: (1) the 9.6% y.o.y growth in Timor Telecom; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weak economic conditions and adverse regulation.

Fully and proportionally consolidated international assets contributed to 48.8% of PT’s consolidated EBITDA in 1H10, up by 7.6pp y.o.y. Brazilian businesses accounted for 42.9% of EBITDA in the period and fully consolidated African businesses accounted for 4.8% of EBITDA.

Post retirement benefit costs amounted to Euro 36 million in 1H10, compared to Euro 45 million in 1H09. The decline of 20.5% y.o.y is mainly due to: (1) the reduction of Euro 105 million in post retirement liabilities, that occurred during 2009, following the halting of the redundancy programme; (2) the increase in fair value of plan assets, from Euro 2,132 million to Euro 2,370 million, that occurred in 2009 as a result of the performance of the plan assets, and the contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 15.9% y.o.y to Euro 773 million, reflecting higher contributions from: (1) Vivo, which accounted for 75.1% of the increase in D&A, mainly as a result of the appreciation of the Brazilian Real (Euro 78 million), and (2) wireline in Portugal, as a result of the investments in the rollout of pay-TV service. In 1H10, D&A included the depreciation of Vivo’s CDMA network, which was already fully depreciated as at the end of 2Q10.

Curtailment costs amounted to Euro 9 million in 1H10 as compared to Euro 3 million in 1H09. The low level of curtailment costs in both 1H10 and 1H09 is explained by the decision to halt the curtailment programme, which is continuously reflected in both lower payments and lower present benefit obligations related to pre-retired and suspended employees.

Net interest expenses increased to Euro 150 million in 1H10 from Euro 145 million in 1H09, mainly as a result of the appreciation of the Brazilian Real and the increase in the cost of debt in domestic operations, notwithstanding the decrease in the cost of debt in Vivo. Consolidated cost of debt was 5.2% in 1H10. Excluding Brasil, PT’s cost of debt was 4.7% in 1H10.

Equity in earnings of affiliates in 1H10 amounted to Euro 84 million. In 1H09, this caption included PT’s share in the earnings of Médi Télécom, which was sold in 4Q09. Adjusting for the contribution of Médi Télécom in 1H09 and for the depreciation of the Kwanza against the Euro, equity accounting in earnings of affiliated companies would have remained broadly flat at Euro 96 million.

Net other financial gains, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 25 million in 1H10, as compared to net losses of Euro 12 million in 1H09. Net foreign currency gains amounted to Euro 40 million in 1H10 (Euro 2 million in 1H09), primarily due to the transfer of positive foreign currency adjustments (Euro 32 million) to net income following the share capital reductions at Brasilcel related to repatriation of capital. Additionally, gains recorded in 1H10 and 1H09 are also explained by the impact of the appreciation of the US Dollar against the Euro in both periods on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 0.8 million in 1H10, which compares to Euro 7 million in 1H09, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar free-standing cross currency derivatives, which were settled in April 2009. Other financial expenses, which include banking services, financial discounts and other financing costs, decreased to Euro 16 million in 1H10 from Euro 21 million in the same period of last year.

Provision for income taxes decreased to Euro 80 million in 1H10 from Euro 118 million in 1H09, corresponding to an effective tax rate of 18.8% and 28.6%, respectively. In 1H10, this caption includes: (1) a gain of Euro 48 million related to corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (2) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million. Adjusting for these effects, provision for income taxes would have amounted to Euro 132 million in 1H10, corresponding to an effective tax rate of 31.1% (28.6% in 1H09).

Income attributable to minority interests increased by Euro 41 million to Euro 80 million in 1H10, reflecting the increase in minority interests from Vivo (Euro 16 million) and from the African businesses (Euro 24 million). The increase in minority interests from Vivo was related to the improvement in its earnings during the period and the appreciation of the Brazilian Real. The increase in minority interests from Africatel is primarily explained by the share of minority interests in the tax gain and accounting gains resulting from the corporate restructuring of the African businesses.

Net income increased by 3.1% y.o.y in 1H10 to Euro 264 million, as compared to Euro 257 million in 1H09 with the improvement in EBITDA, the increase in net other financial gains and the tax gains recognised in 2Q10 offsetting higher depreciation and amortisation costs and lower equity in earnings of affiliated companies. In 2Q10, net income increased by 82.5% y.o.y to Euro 164 million.

Capex

Capex decreased by 4.5% y.o.y in 1H10 to Euro 484 million, equivalent to 13.1% of revenues, notwithstanding: (1) the continued investments in future proof technologies, namely FTTH, 3G and 3.5G; (2) the investments in new services, namely IPTV, (3) the strong growth of pay-TV customers (58.6% y.o.y in 1H10), and (4) the appreciation of the Real against the Euro (Euro 37 million). This decline was more evident in 2Q10, as capex decreased by 9.8% when compared to 2Q09.

Table 5_Capex by business segment (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Wireline	99.7	125.9	(20.9)%		212.1	227.3	(6.7)%
Domestic mobile • TMN (2)	29.1	33.4	(13.1)%		52.6	58.0	(9.4)%
Brazilian mobile • Vivo (1)	105.6	104.7	0.8%		171.6	191.3	(10.3)%
Other	20.4	18.2	11.8%		47.5	29.7	60.1%
Total capex	254.7	282.4	(9.8)%		483.7	506.2	(4.5)%
Capex as % of revenues (%)	13.3	17.3	(4.0	)pp	13.1	15.6	(2.5	)pp

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Wireline capex decreased from Euro 227 million in 1H09 to Euro 212 million in 1H10 (6.7% y.o.y decline), as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and fixed-mobile integration. Capex at wireline represented 21.8% of revenues, down by 1.7pp when compared to 1H09.

TMN’s capex decreased by 9.4% y.o.y to Euro 53 million in 1H10, equivalent to 7.6% of revenues. The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, with TI/SI related capex decreasing by 30.5% y.o.y as a result of the fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of mobile voice and data services of excellence to customers and on accommodating increased voice and data usage. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability.

Capex at Vivo decreased by 10.3% y.o.y to Euro 172 million in 1H10, notwithstanding the appreciation of the Brazilian Real. Vivo’s capex in Reais decreased by 26.8% to R$ 818 million. Capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks to support the growth in wireless broadband, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil. Vivo’s 3G and 3.5G network covers 608 municipalities and more than 61% of Brazilian population and it is expected that 2,800 municipalities will be covered by the end of 2011. Additionally, Vivo continues to lead in overall quality metrics measured by the Brazilian telecoms regulator, Anatel. Capex at Vivo represented 9.1% of revenues, down by 4.2pp when compared to 1H09.

In 1H10, other capex increased to Euro 48 million, compared to Euro 30 million in 1H09, as a result of investments made in 1H10 in the expansion of Dedic, PT’s contact centre and outsourcing operation in Brazil, including the construction of new sites.

Cash Flow

EBITDA minus Capex increased from Euro 692 million in 1H09 to Euro 813 million in 1H10 (+17.5% y.o.y) as a result of: (1) strong EBITDA growth in international operations and continued focus on cost cutting across the various business segments in Portugal, and (2) capex reduction in the main operations, following the recent deployment of future proof technologies, namely FTTH in Portugal, 3G and 3.5G in Portugal and Brazil.

Operating cash flow amounted to Euro 466 million in 1H10, compared to Euro 476 million in 1H09, with the increase in working capital investment (Euro 136 million) more than offsetting the improvement in EBITDA minus CAPEX. The increase in working capital investment is mainly attributable to: (1) Vivo, resulting primarily from the increase in the annual payment of Fistel fees (Euro 20 million), in line with the increase in Vivo’s customer base, and (2) wireline business, resulting primarily from a higher working capital investment related to capex (Euro 59 million), as the higher capex in 4Q09 compared to 4Q08 led to higher payments to fixed asset suppliers in 1H10.

Table 6 _ Free cash flow	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
EBITDA minus Capex	408.9	313.1	30.6%	813.3	692.1	17.5%
Non-cash items	27.8	18.3	52.0%	55.7	49.8	11.7%
Change in working capital	(36.1)	67.7	n.m.	(402.6)	(266.3)	51.2%
Operating cash flow	400.7	399.1	0.4%	466.4	475.6	(1.9)%
Interests	(95.6)	(97.4)	(1.8)%	(215.7)	(225.1)	(4.2)%
Net payments and contributions related to PRBs	(31.1)	(0.1)	n.m.	37.4	(8.3)	n.m.
Payments to pre-retired, suspended employees and other	(35.3)	(39.6)	(11.1)%	(70.8)	(78.2)	(9.5)%
Income taxes	(38.4)	(18.7)	106.1%	(71.2)	(27.9)	155.1%
Dividends received	0.3	0.1	102.6%	8.7	8.0	8.1%
Other cash movements	(25.6)	(16.8)	52.7%	(36.9)	(9.3)	298.4%
Free cash flow	174.8	226.7	(22.9)%	117.9	134.9	(12.6)%

Free cash flow amounted to Euro 118 million in 1H10 as compared to Euro 135 million in the same period of last year. This change is primarily explained by: (1) the reduction in operating free cash flow described above (Euro 9 million); (2) an increase in income taxes paid (Euro 43 million), primarily at Vivo, following the improvement in its earnings and appreciation of the Brazilian Real, and (3) higher payments related to legal actions (Euro 13 million), both at Vivo and domestic operations. These effects more than offset: (1) the decrease in net contributions and payments related to post retirement benefits (Euro 46 million), as the reimbursement of Euro 75 million received in 1H10 related to the excessive funding of the healthcare post retirement benefit plan more than offset higher contributions to the pension funds (Euro 30 million), and (2) lower payments of salaries to pre-retired, suspended employees and other (Euro 7 million).

Consolidated Net Debt

Consolidated net debt amounted to Euro 6,093 million as at 30 June 2010, a decrease of Euro 63 million y.o.y and an increase of Euro 565 million when compared to the end of 2009, following: (1) Euro 504 million in dividends paid by PT; (2) Euro 84 million unfavourable impact on Vivo’s net debt related to the appreciation of the Real against the Euro, and (3) the consolidation of GPTI’s net debt, which amounted to Euro 31 million as at 1 March 2010. As at 30 June 2010, Vivo’s net debt represented Euro 720 million of PT’s consolidated net debt.

Table 7 _ Change in net debt	Euro million

	2Q10	1Q10	1H10	2H09
Net debt (initial balance)	5,659.8	5,528.0	5,528.0	6,156.2
Less: free cash flow	174.8	(57.0)	117.9	734.6
Dividends paid by PT	503.6	0.0	503.6	0.0
Changes in consolidation perimeter	0.0	30.8	30.8	0.0
Other (1)	50.1	14.2	64.3	44.6
Net debt (final balance excluding translations effect)	6,038.6	5,630.0	6,008.9	5,466.1
Translation effect on foreign currency debt	54.2	29.7	83.9	61.9
Net debt (final balance)	6,092.8	5,659.8	6,092.8	5,528.0
Change in net debt	433.0	131.8	564.8	(628.1)
Change in net debt (%)	7.7%	2.4%	10.2%	(10.2)%

(1) This caption includes mainly: Euro 60 million in 1H10 related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 39 million in 2H09).

As at 30 June 2010, total consolidated gross debt amounted to Euro 8,094 million, of which 86.8% was medium and long-term. At the end of June 2010, 87.2% of total debt was denominated in Euros and 12.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais. Also as at the end of 1H10, 72.6% of gross debt and 96.4% of net debt was set at fixed rates.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,579 million at the end of June 2010, of which Euro 988 million was undrawn committed commercial paper and standby facilities.

In 1H10, PT’s average cost of debt stood at 5.2%. Excluding Brazil, PT’s average cost of debt was 4.7% in 1H10. As at 30 June 2010, PT’s consolidated net debt had a maturity of 5.9 years. In 1H10, the net debt to EBITDA ratio was 2.3x compared to 2.6x in 1H09, while EBITDA cover stood at 8.6x compared to 8.3x in 1H09.

Post Retirement Benefits Obligations

As at 30 June 2010, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,056 million and the market value of assets under management amounted to Euro 2,179 million. In addition, PT had liabilities in the form of salaries payable to suspended and pre-retired employees amounting to Euro 747 million and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,623 million. After-tax unfunded obligations amounted to Euro 1,193 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Table 8 _ Post retirement benefits obligations	Euro million

	30 June 2010	31 December 2009
Pensions obligations	2,718.6	2,710.2
Healthcare obligations	337.2	335.3
PBO of pension and healthcare obligations	3,055.9	3,045.5
Market value of funds (1)	(2,179.4)	(2,369.5)
Unfunded pensions and healthcare obligations	876.5	675.9
Salaries to suspended and pre-retired employees	746.5	791.4
Total gross unfunded obligation	1,623.0	1,467.4
After-tax unfunded obligations	1,192.9	1,078.5
Unrecognised prior years service gains	22.4	23.4
Accrued post retirement benefits	1,645.4	1,490.8

(1) The change in the market value of funds resulted mainly from: (i) the negative performance of assets under management amounting to Euro 74.7 million (equivalent to -3.3% in 1H10), (ii) the payments of pensions and supplements of Euro 69.2 million and (iii) the reimbursement of excess funding of the healthcare plan amounting to Euro 75 million. These effects were partially offset by contributions to the pension funds amounting to Euro 34.8 million.

Total gross unfunded obligations increased by Euro 156 million to Euro 1,623 million as at 30 June 2010, as a result of: (1) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan, and (2) net actuarial losses amounting Euro 143 million, related to the difference between the actual return on assets (negative Euro 75 million and equivalent to minus 3.3% in 1H10) and the estimated expected return on assets (6% on an annual basis). These effects more than offset: (1) PT’s contributions to the pension funds (Euro 35 million), and (2) the reduction of liabilities related to salaries payable to suspended and pre-retired employees (Euro 45 million), due to the halting of the redundancy programme.

Table 9 _ Change in gross unfunded obligations	Euro million

	1H10	1H09
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	36.6	45.8
Curtailment cost	9.2	3.5
Net reimbursements (contributions) to pension funds (1)	37.4	(8.3)
Payments to pre-retired, suspended employees and other	(70.8)	(78.2)
Net actuarial (gains) losses (2)	143.2	(15.6)
Gross unfunded obligations (final balance)	1,623.0	1,757.0
After-tax unfunded obligations	1,192.9	1,291.4

(1) In 1H10, this caption includes the reimbursement of excess funding of the healthcare plan amounting to Euro 75 million, which was partially offset by contributions to the pension funds of Euro 34.8 million and termination payments of Euro 3.6 million. (2) In 1H10, this caption relates primarily to the difference between the actual return on assets (negative Euro 74.7 million, equivalent to - 3.3% in 1H10) and the expected return on assets (6% on an annual basis).

Table 10 _ Post retirement benefits costs	Euro million

	1H10	1H09
Service cost	4.1	3.4
Interest cost (1)	101.0	108.2
Expected return on assets (2)	(68.5)	(65.8)
Sub-total	36.6	45.8
Amortisation of prior year service gains	(1.0)	(0.9)
Post retirement benefits costs	35.6	44.8

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009.  (2) The increase in the expected return on assets is explained by the positive performance of plan assets occurred in 2009.

Equity

Equity excluding minority interests stood at Euro 1,391 million as at 30 June 2010. The increase of Euro 73 million in 1H10 is explained by: (1) the Euro 264 million net income generated in the period, and (2) positive currency translation adjustments amounting to Euro 437 million, mainly related to the appreciation of the Real against the Euro, which more than offset the Euro 504 million dividends paid by PT to shareholders and the actuarial losses related to post retirement benefits amounting to Euro 105 million (net of taxes).

Table 11 _ Change in shareholders’ equity (excluding minority interests)	Euro million

1H10
Equity before minority interests (initial balance)	1,318.3
Net income	264.5
Currency translation adjustments	436.6
Dividends	(503.6)
Net actuarial gains (losses), net of taxes	(105.3)
Other	(19.3)
Equity before minority interests (final balance)	1,391.3
Change in equity before minority interests	73.0
Change in equity before minority interests (%)	5.5%

Consolidated Statement of Financial Position

As at 30 June 2010, the net exposure (assets minus liabilities) to Brazil amounted to Euro 3,534 million (R$ 7,804 million). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2010 amounted to Euro 7,177 million (R$ 15,848 million), equivalent to 44.0% of total assets.

The increase in total assets and liabilities in 1H10 is due to the impact of the appreciation of the Real against the Euro and to certain loans obtained in the period, which led to an increase in both gross debt and cash and cash equivalents.

Table 12 _ Consolidated statement of financial position (1)	Euro million

	30 June 2010	31December 2009
Cash and equivalents	2,001.6	1,518.0
Accounts receivable, net	1,942.3	1,538.4
Inventories, net	240.5	239.9
Financial investments	621.8	614.1
Intangible assets, net	4,363.0	4,074.3
Tangible assets, net	4,894.5	4,843.9
Accrued post retirement asset (2)	1.1	67.6
Other assets	936.0	783.7
Deferred tax assets and prepaid expenses	1,316.5	1,160.7
Total assets	16,317.3	14,840.5
Accounts payable	1,262.2	1,338.6
Gross debt	8,094.4	7,046.0
Accrued post retirement liability	1,646.5	1,558.3
Other liabilities	1,757.4	1,602.9
Deferred tax liabilities and deferred income	889.7	907.2
Total liabilities	13,650.2	12,453.0
Equity before minority interests	1,391.3	1,318.3
Minority interests	1,275.8	1,069.1
Total shareholders’ equity	2,667.1	2,387.4
Total liabilities and shareholders’ equity	16,317.3	14,840.5

(1) Considering a Euro/Real exchange rate of 2.2082 as at 30 June 2010 and 2.5113 as at 31 December 2009. (2) The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009.

03

Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 0.9% y.o.y in 2Q10, notwithstanding the increase of 2.0% y.o.y in the wireline segment, as a result of lower revenues at TMN due to: (1) lower customer revenues (Euro 13 million), as a result of the economic conditions and increased popularity of on-net flat-fee prepaid tariff plans; (2) lower equipment sales (Euro 10 million), and (3) lower interconnection revenues (Euro 2 million), due to lower MTRs. Revenues in the wireline segment increased by 2.0% y.o.y (Euro 10 million), notwithstanding the change in the recognition of contract penalties (Euro 4 million), which negatively impact the comparison between the quarters. Adjusting for the change in revenue recognition referred to above, wireline revenues would have increased by 2.8% y.o.y, underpinned by retail and data and corporate revenues and despite lower wholesale revenues due to lower competitive accesses.

Table 13 _ Domestic operations income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	798.0	805.5	(0.9)%		1,595.2	1,632.9	(2.3)%
Wireline	482.8	473.3	2.0%		971.0	965.3	0.6%
Domestic mobile • TMN	343.6	367.1	(6.4)%		689.5	737.1	(6.5)%
Other and eliminations	(28.4)	(34.8)	(18.3)%		(65.3)	(69.6)	(6.2)%
EBITDA (2)	347.3	360.8	(3.7)%		698.8	737.0	(5.2)%
Post retirement benefits	17.8	22.4	(20.5)%		35.6	44.8	(20.5)%
Depreciation and amortisation	162.2	153.3	5.8%		321.9	304.6	5.7%
Income from operations (3)	167.2	185.1	(9.6)%		341.2	387.5	(11.9)%
EBITDA margin	43.5%	44.8%	(1.3	)pp	43.8%	45.1%	(1.3	)pp
Capex (4)	131.1	162.6	(19.4)%		269.8	289.6	(6.8)%
Capex as % of revenues	16.4%	20.2%	(3.8	)pp	16.9%	17.7%	(0.8	)pp
EBITDA minus Capex	216.2	198.2	9.1%		429.0	447.3	(4.1)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 3.7% y.o.y in 2Q10 to Euro 347 million, an improved sequential trend compared to 1Q10, and equivalent to a margin of 43.5%. This performance was primarily explained by: (1) continued strong take-up in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV; (3) lower MTRs, and (4) the halting of the redundancy programme, in favour of insourcing of certain operations, with positive impact in payments to pre-retired and suspended employees.

Capex in the domestic business decreased by 19.4% y.o.y to Euro 131 milllion. Domestic capex was primarily directed to: (1) the continued investments in pay-TV and in FTTH, future-proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business.

EBITDA minus Capex from domestic operations improved by 9.1% y.o.y in 2Q10 to Euro 216 million, as a result of PT’s focus on improving profitability against a backdrop of an adverse economic environment and commitment to generate more cashflow.

Wireline

In 2Q10 retail net additions reached 66 thousand, up by 26.8% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 57 thousand net additions, bringing the total pay-TV customers to 702 thousand (up by 58.6% y.o.y). ADSL net additions in the quarter stood at 32 thousand, with ADSL customer base growing 19.5% y.o.y. The robust growth of ADSL was owed to solid growth in triple-play customers. Traffic generating lines declined by 11 thousand in 2Q10, also reflecting the positive impact of the triple-play offers. In the quarter, net disconnections of voice lines were 22 thousand, including the 11 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year (+36.6%), which saw 35 thousand net disconnections, thus confirming the improvement in key operational performance indicators seen in the first half of 2009. Pay-TV customer penetration stands at 27.0% of traffic generating lines (+10.2pp y.o.y) and 75.3% of the ADSL customer base (+18.6pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008.

Table 14 _ Wireline operating data

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Main accesses (‘000)	4,734	4,426	7.0%	4,734	4,426	7.0%
Retail accesses	4,345	4,001	8.6%	4,345	4,001	8.6%
PSTN/ISDN	2,710	2,777	(2.4)%	2,710	2,777	(2.4)%
Traffic-generating lines	2,599	2,625	(1.0)%	2,599	2,625	(1.0)%
Carrier pre-selection	111	153	(27.3)%	111	153	(27.3)%
ADSL retail	933	781	19.5%	933	781	19.5%
TV customers	702	443	58.6%	702	443	58.6%
Wholesale accesses	389	425	(8.5)%	389	425	(8.5)%
Unbundled local loops	273	309	(11.6)%	273	309	(11.6)%
Wholesale line rental	64	66	(3.1)%	64	66	(3.1)%
ADSL wholesale	53	51	3.1%	53	51	3.1%
Net additions (‘000)	60	57	4.9%	147	128	14.6%
Retail accesses	66	52	26.8%	156	137	13.9%
PSTN/ISDN	(22)	(35)	36.6%	(36)	(65)	44.2%
Traffic-generating lines	(11)	(25)	53.9%	(13)	(44)	69.2%
Carrier pre-selection	(11)	(11)	(3.6)%	(23)	(22)	(6.0)%
ADSL retail	32	29	10.7%	71	71	(0.7)%
TV customers	57	59	(3.4)%	122	131	(7.2)%
Wholesale accesses	(6)	5	(219.1)%	(9)	(8)	(3.5)%
Unbundled local loops	(6)	8	(175.1)%	(8)	3	n.m.
Wholesale line rental	(0)	(3)	86.8%	0	(10)	101.4%
ADSL wholesale	0	1	(80.7)%	(1)	(2)	32.3%
Retail RGU per access (1)	1.60	1.44	11.3%	1.60	1.44	11.3%
ARPU (Euro)	30.1	29.9	0.8%	30.2	29.9	0.9%
Total traffic (million minutes)	2,730	2,773	(1.5)%	5,454	5,619	(2.9)%
Retail traffic	1,143	1,169	(2.2)%	2,309	2,382	(3.0)%
Wholesale traffic	1,587	1,604	(1.0)%	3,145	3,237	(2.9)%
Employees	6,574	6,349	3.5%	6,574	6,349	3.5%

(1) Retail accesses per PSTN/ISDN line.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.60 in 2Q10, as compared to 1.57 in 1Q10 and 1.44 in 2Q09.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 17 thousand in 2Q10, reflecting a decrease in carrier pre-selection (-11 thousand) and unbundled local loop lines (-6 thousand).

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone, allowing also easy on-click recording of series and multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children in a specially designed walled-garden “Meo Kids”.

On 8 July 2010, PT announced that Meo had surpassed the threshold of 700 thousand customers. Recently and to reinforce a new television viewing experience and enhance interactivity, Meo also launched: (1) Meo Interactivo, an application store, free of charge, which will aggregate the best TV widgets for all applications already available through Meo as well as new ones that were also just launched, such as Facebook, Oceanlook, Picasa and Flickr, and (2) Meo Séries, a new subscription video-on-demand service, which delivers the best series from Warner and HBO.

Meo provides access to a comprehensive content offering with more than 120 TV channels and over 2,500 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. In 2Q10, the most watched movies were “2012”, followed by “Twilight — New Moon” and “The Hurt Locker”, winner of six Oscars in 2009.

In May 2010, Meo announced the live broadcast of the major tennis event in Portugal, Estoril Open, in True 3D, the first time a live event was broadcasted in True 3D in Portugal. Additionally, in June 2010, Meo announced the live broadcast of eight games of the FIFA World Cup in True 3D through the organisation of several public viewing events. For Meo customers all the games of the FIFA World Cup were available in HD and with interactive features, which allowed the viewers to choose from six additional screens broadcasting: team tactics, follow a player, follow the coach and watch the highlights of the game. These features have proven to be very successful and were used by more than 330 thousand Meo customers with more than 1.1 million visits during the World Cup. During the World Cup Meo also launched a very successful optional feature, which allowed users to filter the noise of the well known vuvuzelas, during the game they were watching.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo’s new user interface was launched with an innovative commercial ad in True 3D, marking MEO’s take-off in 3D content trials. This advertisement was also broadcasted in the three main free-to-air channels having reached an audience share of 85.5%, above that of the initial advertising of Meo in

2008 that reached an audience share of 83%. In 2Q10, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector.

In 2Q10, wireline operating revenues increased by 2.0% y.o.y to Euro 483 million, underpinned by data and corporate revenues (Euro 5 million) and sales (Euro 6 million), notwithstanding the negative effect of the change in the recognition of contract penalties (Euro 4 million). Adjusting for this change, wireline revenues would have increased by 2.8% y.o.y. Retail revenues decreased by Euro 2 million to Euro 240 million in 2Q10, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.7% y.o.y, on the back of the continued strong performance of Meo triple-play offer (voice, data and pay-TV). Despite the continued pressure on the traditional voice business, due to adverse economic conditions, which are affecting mainly the SME/SOHO and corporate segments, revenues of pay-TV and ADSL retail have been increasing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services.

Table 15 _ Wireline income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	482.8	473.3	2.0%		971.0	965.3	0.6%
Retail	240.5	242.7	(0.9)%		484.1	487.3	(0.6)%
Wholesale	121.7	120.2	1.3%		241.4	245.8	(1.8)%
Data & corporate	75.1	70.5	6.5%		152.3	150.4	1.3%
Other wireline revenues	45.5	39.9	14.1%		93.1	81.9	13.8%
Operating costs, excluding D&A	295.1	272.7	8.2%		594.7	556.6	6.8%
Wages and salaries	55.5	56.2	(1.2)%		113.9	115.3	(1.3)%
Direct costs	113.9	97.7	16.6%		220.5	202.6	8.8%
Commercial costs	32.4	24.6	31.7%		60.4	50.1	20.6%
Other operating costs	93.2	94.2	(1.1)%		199.9	188.7	6.0%
EBITDA (2)	187.7	200.6	(6.4)%		376.3	408.7	(7.9)%
Post retirement benefits	17.8	22.4	(20.5)%		35.6	44.8	(20.5)%
Depreciation and amortisation	110.1	98.0	12.3%		216.0	195.4	10.5%
Income from operations (3)	59.9	80.2	(25.4)%		124.7	168.5	(26.0)%
EBITDA margin	38.9%	42.4%	(3.5	)pp	38.8%	42.3%	(3.6	)pp
Capex	99.7	125.9	(20.9)%		212.1	227.3	(6.7)%
Capex as % of revenues	20.6%	26.6%	(6.0	)pp	21.8%	23.5%	(1.7	)pp
EBITDA minus Capex	88.1	74.6	18.0%		164.2	181.4	(9.5)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

The performance of retail revenues, adjusted for the change in the recognition of contract penalties referred to above (+0.7% y.o.y), was underpinned by growth in retail RGUs of 66 thousand, namely pay-TV customers (+57 thousand net additions in the quarter), high quality broadband customers (+34 thousand postpaid net adds) and resilience of traffic generating lines, which decreased by 11 thousand in the quarter. The growth in number of RGUs per customer underpinned the increase in retail ARPU of 0.8% y.o.y in 2Q10, which reached Euro 30.1. The performance of retail revenues continued to benefit from the successful implementation of the TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues increased by 1.3% y.o.y in 2Q10 to Euro 122 million, primarily as a result of the increase in traffic revenues (+1.4% y.o.y). Leased lines revenues remained flat at Euro 45 million (-0.1% y.o.y).

Revenues from data and corporate services increased by 6.5% y.o.y in 2Q10 as a result of the increase in revenues from network management, outsourcing and IT (+41.4% y.o.y), as a result of the execution of certain large contracts and notwithstanding the decline in revenues from VPN and leased lines (-6.3% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments.

Other revenues increased by 14.1% y.o.y in 2Q10, notwithstanding the 19.0% y.o.y decline in directories, and mainly as a result of the increase in sales of equipment (Euro 6 million). Other wireline revenues also benefited from the positive performance of Sapo, PT’s web portal that saw revenues increase 36.8% y.o.y. This favourable performance is the result of Sapo’s extensive work on its multiscreen presence, with product launches in mobile platforms such as Android, Windows Phone, Nokia WRT and iPad, and also in connected TVs, and focus on targeted services such as the online coverage of the FIFA World Cup and launch of new channels, like Sapo Music, Sapo Praias and Sapos Saúde, a personal health record, developed in partnership with healthcare providers.

In 2Q10, EBITDA declined by 6.4% y.o.y, a marked sequential improvement (-9.4% y.o.y in 1Q10), notwithstanding the continued efforts in the deployment of the pay-TV and triple-play offers and the halting of the redundancy programme. This favourable performance is the result of the continued focus on improving the profitability of its operations and the initial benefits of the rollout of the FTTH network, which is more robust when compared to legacy networks. Compared to 1Q10, EBITDA has remained broadly flat at Euro 188 million. In the quarter, operating expenses grew by 8.2% y.o.y, primarily driven by the increase in direct costs to Euro 114 million (+16.6% y.o.y). This increase in direct costs reflects the increase in programming costs, which resulted from the continued growth in pay-TV customers, strengthened content offering and higher uptake of premium and VOD services. In 2Q10, wages and salaries decreased by 1.2% y.o.y to Euro 55 million as a result of strong focus on cost reduction and notwithstanding: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus further reducing cash costs associated to the wireline segment. Commercial costs, which increased by 31.7% y.o.y to Euro 32 million, reflected the increase in commissions and in marketing and publicity, which resulted from the continued efforts in the marketing of pay-TV and triple-play offers and higher sales to corporate customers. EBITDA margin stood at 38.9% in 2Q10, also showing a sequential improvement.

Capex decreased from Euro 126 million in 2Q09 to Euro 100 million in 2Q10 (-20.9% y.o.y) as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and fixed-mobile integration.

Domestic Mobile

In 2Q10, TMN’s EBITDA minus capex grew by 2.9% y.o.y to Euro 132 million, as a result of the strong focus on profitability and cash-flow generation and against a backdrop of a challenging economic environment and increased competitiviness in certain market segments, namely the youth segment. EBITDA was broadly flat at Euro 161 million with EBITDA margin growing by 2.8pp y.o.y to 46.9%. Revenues stood at Euro 344 million (-6.4%

y.o.y), as a result of the aforementioned challenging economic environment, penalised by customer revenues (-4.5% y.o.y) and equipment sales (-29.6% y.o.y).

In 2Q10, TMN’s total customers increased by 4.3% y.o.y to 7,269 thousand, with quarterly net additions of 5 thousand. Customer growth at TMN in the quarter was underpinned by prepaid customers (+33 thousand net adds), as a result of the challenging economic environment and focus on campaigns targeting on-net flat-fee prepaid tariff plans. This penalised the performance of postpaid customers, notwithstanding the continued growth of wireless broadband. At the end of 2Q10, postpaid customers accounted for 30.9% of total customer base.

Table 16 _ Domestic mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	7,269	6,969	4.3%		7,269	6,969	4.3%
Net additions (‘000)	5	21	(76.5)%		16	36	(55.1)%
Total traffic (million minutes)	2,625	2,417	8.6%		5,133	4,660	10.2%
MOU (minutes)	121	116	3.6%		118	112	5.0%
ARPU (Euro)	14.6	16.0	(8.8)%		14.7	16.0	(8.6)%
Customer	12.7	13.9	(8.9)%		12.7	13.8	(7.8)%
Interconnection	1.7	1.8	(9.4)%		1.7	2.0	(13.8)%
Data as % of service revenues (%)	25.0	22.6	2.5	pp	24.2	22.7	1.5	pp
SARC (Euro)	29.1	36.5	(20.2)%		27.8	37.6	(26.0)%
Employees	1,016	1,100	(7.6)%		1,016	1,100	(7.6)%

(1) Includes MVNO subscribers.

In 2Q10, TMN continued to invest significantly in the differentiation of its portfolio of handsets, introducing new touch-screen phones and smartphones, and in the improvement of the services offered, making available to its customers data and value added services and sophisticated applications and widgets. TMN launched the Samsung Galaxy-S, the most advanced smartphone based on the Android operating system, exclusive for TMN, which offers: (1) a wide AMOLED screen; (2) GPS with a life-time access to NDrive GPS software and maps of Portugal; (3) camera of 5 Mpx; (4) 8GB memory card slot, and (5) some of the most popular applications, such as an e-books store. Additionally, TMN also launched the Samsung Wave, the first smartphone based on the Bada operating system, developed by Samsung, which allows high quality images and videos and access to apps through the Samsung Apps store. TMN smartphones continue to be positioned to allow a unique experience in mobile broadband, interactive services and content, thus enhancing TMN’s leadership position in this segment, namely as the operator with the most diversified and comprehensive offer.

Additionally, TMN launched a new version of its mobile portal, which was introduced in 2007, with a more attractive design and more intuitive navigation menus in order to give its customers a more rich and easy to use experience of Internet access. This redesign included a more user friendly and dynamic layout, reorganisation of content in 3 main areas (news, entertainment and utilities) and direct access to some of the most popular applications, such as Meo Mobile, email, and Internet. This way TMN consolidated its Internet offering as the most innovative offer, thus bringing the concept of mobility even further. Also as part of TMN’s strategy of maintaining a leading and innovative edge, TMN broadcasted all games of the FIFA World Cup, the most relevant sport event of the year. All games were broadcasted live, through Meo Mobile, in an optimised way for TV on mobile phones in order to provide a new and unique experience. Prior to the FIFA World Cup, TMN had already broadcasted live the final of the European Champions League. With a more appealing and more intuitive navigation menu, Meo Mobile has available 40 high quality channels, organised according to seven categories: Sports, National TV, Information, Children, Entertainment, Music and Adults, at a Euro 0.93 per 24hours or Euro 2.06 per week price.

In order to enhance the competitive positioning of its service offering in the youth segment, in April 2010, TMN redesigned the on-net flat-fee prepaid tariff plans targeted at the youth segment, “Moche”, including an option without a monthly fee, although subject to a minimum recharge of Euro 12.5 every 30 days. Additionally, TMN launched, in July 2010, new pricing plans branded “tmn unlimited” aimed at increasing the penetration of high-value tariff plans. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (500MB of mobile Internet plus unlimited WiFi usage in PT’s hotspots), while at the same time guarantying minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

As a result of TMN’s investment in improving the customer experience in the utilisation of its voice and data services and in increasing the quality of its customer care processes, in 1H10, the number of calls to the customer care call centre declined by 41% y.o.y and the number of complaints of TMN customers declined by 25% y.o.y. The mobile broadband service registered an even more noteworthy performance with a decline of customer complaints of 55% y.o.y in 1H10. Also worthwhile to note that in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y and the number of complaints of mobile broadband customers declined by 36%.

Non-SMS and value added data services continued to contribute to top line growth, increasing by 7.8% in 2Q10 and accounting for 57.8% of total data revenues (+1.0pp y.o.y). Non-SMS data services continued to benefit from the steady performance of wireless broadband and increasing data usage, particularly of smartphones and other data-enabled phones. In the quarter, total data revenues accounted for 25.0% of service revenues, up by 2.5pp y.o.y.

TMN’s ARPU decreased by 8.8% y.o.y in 2Q10 to Euro 14.6, mainly as a result of: (1) adverse economic conditions; (2) increased popularity of tribal tariff plans targeted at the youth segment, and (3) increased penetration of services in lower segments of the market. Additionally, interconnection ARPU declined by 9.4% y.o.y, with termination rates declining by Euro 0.5 cents to Euro 6.0 cents as of 24 May 2010 as a result of the new glide path defined by ICP-ANACOM on 21 May 2010. According to this decision, the maximum wholesale prices to be applied by the mobile operators with significant market position in the termination of voice calls in individual mobile networks (market 16) are as follows: (1) Euro 6.0 cents as of 24 May 2010; (2) Euro 5.5 cents as of 24 August 2010; (3) Euro 5.0 cents as of 24 November 2010; (4) Euro 4.5 cents as of 24 February 2011; (5) Euro 4.0 cents as of 24 May 2011, and (6) Euro 3.5 cents as of 24 August 2011.

In 2Q10, total traffic increased by 8.6% y.o.y to 2,625 million minutes, showing a steady growth profile and mainly driven by outgoing traffic, which increased by 12.9% y.o.y, while incoming traffic declined by 5.7% y.o.y. Growth in customer base (+4.3%, EoP) coupled with an increased penetration of on-net flat-fee prepaid tariff plans underpinned traffic growth in the period, with MOU increasing by 3.6% y.o.y in the quarter, notwithstanding the continued growth in data cards.

In 2Q10, TMN’s operating revenues amounted to Euro 344 million, a decrease of 6.4% y.o.y (Euro 23 million), mainly due to: (1) the 29.6% y.o.y decline in equipment sales (Euro 10 million); (2) the Euro 13 million decline in customer revenues, and (3) the Euro 2 million decline in interconnection revenues, partially driven by the negative impact of Euro 1 million as a result of lower MTRs.

Despite stable customer base, the performance of customer revenues reflected an adverse economic environment, thus declining by 4.5% y.o.y to Euro 276 million (Euro 13 million). Interconnection revenues declined by 5.1% y.o.y in 2Q10 to Euro 36 million (Euro 2 million), as a result of: (1) the decline in incoming traffic; (2) lower MTRs, which declined from Euro 6.5 cents to Euro 6.0 cents per minute in 24 May 2010 as compared to Euro 6.5 cents per minute in 2Q09, and (3) lower interconnection revenues related to SMS. Equipment sales declined by 29.6% y.o.y (Euro 10 million) primarily due to lower handset prices and lower volumes.

Table 17 _ Domestic mobile income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	343.6	367.1	(6.4)%		689.5	737.1	(6.5)%
Services rendered	318.0	332.8	(4.4)%		638.8	666.2	(4.1)%
Customer	275.9	288.9	(4.5)%		555.1	573.9	(3.3)%
Interconnection	36.4	38.4	(5.1)%		73.8	81.6	(9.6)%
Roamers	5.7	5.5	3.9%		9.9	10.7	(7.1)%
Sales	23.2	32.9	(29.6)%		46.1	62.9	(26.6)%
Other operating revenues	2.4	1.4	72.3%		4.6	8.1	(42.7)%
Operating costs, excluding D&A	182.5	205.4	(11.1)%		364.3	405.7	(10.2)%
Wages and salaries	11.8	13.0	(9.2)%		23.7	25.9	(8.4)%
Direct costs	62.8	65.1	(3.6)%		124.6	128.3	(2.9)%
Commercial costs	47.8	64.9	(26.4)%		94.0	127.3	(26.1)%
Other operating costs	60.2	62.4	(3.6)%		122.0	124.2	(1.8)%
EBITDA (2)	161.1	161.7	(0.4)%		325.2	331.4	(1.9)%
Depreciation and amortisation	49.5	52.1	(5.1)%		100.9	103.0	(2.1)%
Income from operations (3)	111.6	109.6	1.9%		224.3	228.4	(1.8)%
EBITDA margin	46.9%	44.1%	2.8	pp	47.2%	45.0%	2.2	pp
Capex (4)	29.1	33.4	(13.1)%		52.6	58.0	(9.4)%
Capex as % of revenues	8.5%	9.1%	(0.7	)pp	7.6%	7.9%	(0.2	)pp
EBITDA minus Capex	132.0	128.3	2.9%		272.6	273.5	(0.3)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

As a result of strict cost control to improve profitability against a backdrop of an adverse economic environment, in 2Q10 EBITDA decreased only by 0.4% y.o.y to Euro 161 million. EBITDA margin stood at 46.9% in 2Q10, increasing by 2.8pp when compared to 44.1% in 2Q09. Operating expenses, excluding D&A, decreased by 11.1% y.o.y in 2Q10 to Euro 183 million, on the back of cost discipline: (1) wages and salaries decreased by 9.2% y.o.y, reflecting continued improvements as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration; (2) commercial costs declined by 26.4% y.o.y to Euro 48 million, as a result of the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio, which translates into lower unitary SARC (-20.2% y.o.y), and (3) lower other operating costs (-3.6% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated management of fixed and mobile networks, and from lower FSE’s, which reflect the strict cost discipline. Notwithstanding higher capacity costs, which are associated to the provision of data services, direct costs declined by 3.6% y.o.y to Euro 63 million as a result of lower outgoing international traffic and lower average cost per minute.

Capex decreased by 13.1% y.o.y in 2Q10 to Euro 29 million, representing 8.5% of revenues (-0.7pp y.o.y). The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, with TI/SI related capex decreasing by 44.8% y.o.y as a result of the fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main motorways and roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of mobile voice and data services of excellence to customers and on accommodating increased voice and data usage. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability. As a result of the increased focus on cash-flow generation and profitability of operations, EBITDA minus capex at TMN increased by 2.9% y.o.y to Euro 132 million in 2Q10.

International Businesses

Brazilian Mobile

In 2Q10, Vivo’s customer base increased by 19.6% y.o.y to 55,977 thousand. GSM, 3G and 3.5G technologies accounted for 49,890 thousand customers as at the end of June 2010, equivalent to 89.1% of total customers (+12.0pp y.o.y). Quartely net additions reached 2,028 thousand, equivalent to a growth of 72.2% y.o.y. The solid increase in net additions allowed Vivo to reach a 33.7% market share of net adds in the quarter, well ahead of any competitor, thus reinforcing its leadership, for the fourth consecutive quarter. Vivo’s market share as at 30 June 2010 reached 30.2%, up by 0.9pp y.o.y. Additionally, Vivo also reinforced its leadership in the postpaid segment, with postpaid customers growing by 25.5% y.o.y and already representing 20.3% of Vivo customer base. Vivo’s share of net adds in the postpaid segment reached 61.6% in 2Q10, whilst its market share stood at 34.7% (+3.5pp y.o.y). The performance of Vivo in 2Q10 is explained by: (1) the focus on promoting the usage of mobile broadband with the relaunch of “Vivo Internet Brasil” plans, which have resulted in strong results also in terms of data revenue growth (+71.8% y.o.y); (2) the high acceptance level associated with the postpaid plans Vivo Você, launched in November 2009; (3) the attractiviness of Vivo’s offers in the prepaid segment, focused on stimulating on-net traffic, namely Vivo “Recarregue e Ganhe”, which led to an improvement on the recharge mix; (4) the success of Vivo’s campaigns, namely those related to Mother’s Day and FIFA World Cup; (5) the quality of the distribution network, as Vivo has more than 11,000 handsets points of sales, 334 own stores and more than 547,000 recharge points distributed throughout the country; (6) the depth and breadth of Vivo’s portfolio of handsets and smartphones, and (7) the strong performance of the corporate segment based on the signing of significant new contracts. As a result of its quality and balanced offer, Vivo continues to have positive customer gains from number portability since it was implemented in Brazil, particularly in the postpaid and corporate segments.

Table 18 _ Brazilian mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	55,977	46,819	19.6%		55,977	46,819	19.6%
Market share (%)	30.2	29.3	0.9	pp	30.2	29.3	0.9	pp
Net additions (‘000)	2,028	1,178	72.2%		4,233	1,874	125.8%
Total traffic (million minutes)	18,743	11,022	70.1%		37,160	21,448	73.3%
MOU (minutes)	114	80	42.4%		115	78	47.0%
ARPU (R$)	25.0	27.0	(7.2)%		24.9	27.1	(8.1)%
Customer	16.1	16.5	(2.3)%		15.8	16.4	(3.5)%
Interconnection	8.7	10.3	(15.1)%		8.9	10.5	(15.1)%
Data as % of service revenues (%)	19.4	12.5	6.9	pp	18.5	12.4	6.1	pp
SARC (R$)	71.9	87.6	(17.9)%		69.0	97.0	(28.9)%
Employees	13,266	8,250	60.8%		13,266	8,250	60.8%

(1) Operating data calculated using IFRS. 2Q09 and 1H109 was restated for comparison purposes.

In 2Q10, Vivo continued to allocate significant efforts and resources to the coverage, capacity and quality of its network. Since February 2008, Vivo is consistently, according to Anatel, the operator with the best quality of service in the market.

In June 2010, Vivo announced the most ambitious 3G and 3.5G expansion plan in Brazil. According to this plan Vivo aims at covering 1,461 municipalities by the end of 2010 and more than 2,800 municipalities by the end of 2011, reaching approximately 85% of the Brazilian population. In 2Q10, Vivo already covered 608 municipalities, having covered an additional 14 municipalities during the quarter and reaching 62% of the Brazilian population. The coverage, capacity and quality of Vivo’s 3G and 3.5G network and the marketing efforts around mobile broadband continued to underpin growth of data customers. As a result, customers with 3G data plans, using smartphones or wireless broadband data cards, grew by 142% y.o.y, with Vivo’s market share estimated of this segment standing at 42% at the end of June 2010. According to the regulator, Vivo is the operator with the highest market share of broadband plans having increased its lead over the competitors in the last months.

Total minutes carried by Vivo increased by 70.1% y.o.y in 2Q10, as a result of the success of recent marketing campaigns focused on stimulating usage. Against a backdrop of strong usage growth, incoming traffic increased by only 5.0% y.o.y. Vivo’s blended MOU has increased by 42.4% y.o.y in 2Q10 reaching 114 minutes, underpinned by outgoing MOU (+71.8% y.o.y).

Vivo’s blended ARPU decreased by 7.2% y.o.y to R$ 25.0 in 2Q10, improving the trend seen in 1Q10 (-9.0% y.o.y), as a result of customer growth and higher penetration of mobile services in lower income segments. Customer ARPU decreased by 2.3% y.o.y to R$ 16.1 due to multiple SIM card penetration, while interconnection ARPU declined by 15.1% y.o.y as a result of fixed to mobile migration. ARPU was positively impacted by data ARPU growth, which was driven by connectivity and data applications. Sequentially, ARPU increased by 0.8% q.o.q, while customer ARPU increased by 4.4% q.o.q due to the restructuring of some campaigns.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 9.6% y.o.y in 2Q10 to R$ 4,584 million, as a result of growth in service revenues (+10.6% y.o.y) underpinned by strong growth in data services, by higher frequency of recharges and also by an improvement in the mix of recharges. Data revenues increased by 71.8% y.o.y in 2Q10 and already account for 19.4% (+6.9pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth; (2) the increase in the usage of person-to-person SMS/MMS, as a result of higher penetration and usage of messaging services in the prepaid segments, and (3) new data pricing plans designed to increase customer loyalty. Equipment sales declined by 7.2% y.o.y in 2Q10 to R$ 271 million, showing a decelerating trend when compared to previous quarters.

Table 19 _ Brazilian mobile income statement (1)	R $ million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	4,584.2	4,181.7	9.6%		8,986.4	8,427.5	6.6%
Services rendered	4,211.3	3,809.1	10.6%		8,214.9	7,597.6	8.1%
Sales	271.4	292.5	(7.2)%		575.4	632.2	(9.0)%
Other operating revenues	101.4	80.1	26.7%		196.1	197.7	(0.8)%
Operating costs, excluding D &A	3,240.6	2,967.0	9.2%		6,365.7	5,984.0	6.4%
Wages and salaries	269.6	217.9	23.7%		515.9	431.6	19.5%
Direct costs	959.6	828.3	15.9%		1,910.3	1,626.2	17.5%
Commercial costs	986.2	963.3	2.4%		1,948.6	2,003.5	(2.7)%
Other operating costs	1,025.3	957.5	7.1%		1,990.9	1,922.8	3.5%
EBITDA (2)	1,343.6	1,214.8	10.6%		2,620.7	2,443.5	7.3%
Depreciation and amortisation	994.8	1,010.2	(1.5)%		2,018.3	2,008.2	0.5%
Income from operations (3)	348.7	204.6	70.5%		602.4	435.2	38.4%
EBITDA margin	29.3%	29.0%	0.3	pp	29.2%	29.0%	0.2	pp
Capex	489.1	595.4	(17.9)%		817.9	1,117.6	(26.8)%
Capex as % of revenues	10.7%	14.2%	(3.6	)pp	9.1%	13.3%	(4.2	)pp
EBITDA minus Capex	854.5	619.4	38.0%		1,802.7	1,325.8	36.0%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA increased by 10.6% y.o.y to R$ 1,344 million in 2Q10 on the back of service revenue growth and cost control and notwithstanding the significant increase in net adds in the quarter (+72.2% y.o.y), which allowed for a strong performance in terms of market share of net adds. Commercial costs increased by 2.4% y.o.y, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 17.9% y.o.y in 2Q10. This performance of commercial costs is explained by the increase in commissions, as a result of the significant growth in sales of modems and smartphones enabled with data plans, notwithstanding the decline in the cost of products sold due to higher take-up of SIM card only offers. Wages and salaries increased by 23.7% y.o.y as a result of the insourcing of certain activities related with marketing and sales, namely stores, that were previously being outsourced. Against a backdrop of intensive competition, marked by Mother’s Day and World Cup campaigns, and high customer growth and despite pressure on ARPU, Vivo’s EBITDA margin in 2Q10 improved by 0.3pp y.o.y to 29.3% on the back of cost control efforts.

Capex decreased by 17.9% y.o.y to R$ 489 million in 2Q10 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks; (3) improving network capacity and quality to continue to be the most reliable and best quality network in Brazil in the 2G and 3G networks, and (4) investments in customer care and IT systems with the purpose of supporting customer base growth. At the end of June 2010, the 3G network covered 608 municipalities, reaching 62% of total Brazilian population.

Other International Assets

In 1H10, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues by 14.5% to Euro 284 million, while EBITDA decreased by 2.7% to Euro 107 million, improving the trend seen in 1Q10, notwithstanding the devaluation of the Angolan Kwanza.

Table 20 _ Proportional income statement of other international assets (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	155.7	128.4	21.3%		284.5	248.5	14.5%
EBITDA (2)	56.0	55.4	1.1%		106.8	109.7	(2.7)%
Depreciation and amortisation	14.3	10.2	39.9%		26.9	20.1	33.7%
Income from operations (3)	41.7	45.2	(7.7)%		79.8	89.5	(10.8)%
EBITDA margin	36.0%	43.2%	(7.2	)pp	37.5%	44.1%	(6.6	)pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Vivo. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 21 _ Highlights of main assets in Africa and Asia (2009) (1)	thousand (customers), million (financials)

				EBITDA				EBITDA
	Stake	Rev. local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	717	(3.7)%	432	(11.4)%	60.3%	540	326
MTC, Namibia (3) (4)	34.00%	695	(2.4)%	373	(0.5)%	53.6%	70	37
CVT, Cape Verde (3) (4)	40.00%	3,974	(6.5)%	1,996	(16.7)%	50.2%	36	18
CTM , Macao (2)	28.00%	1,325	12.4%	586	5.4%	44.2%	125	55
CST, S.Tomé & Principe (3) (4)	51.00%	146,508	19.2%	40,487	11.8%	27.6%	6	2
Timor Telecom, East Timor (3)	41.12%	26	15.7%	14	9.1%	55.3%	20	11

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H10, Unitel’s revenues and EBITDA, in Angolan Kwanza, increased by 16.5% and by 7.7% respectively and decreased by 3.7% and by 11.4% y.o.y, to USD 717 million and USD 432 million respectively, as a result of the 20% devaluation of Angolan Kwanza against the USD. Customer base reached 6.2 million as at 30 June 2010, an increase of 22.6% over the same period of last year, with net additions of 0.5 million in 1H10. In 1H10, ARPU decreased by 4.8% in local currency against a backdrop of strong customer growth. ARPU totalled USD 19.4 in the period.

In 1H10, MTC’s revenues and EBITDA decreased by 2.4% and 0.5% to NAD 695 million and NAD 373 million, respectively. Revenue performance was achieved against a backdrop of significant decline in MTRs and strong traffic stimulation campaigns. Excluding the impact of lower MTRs (-50% average price y.o.y), revenues and EBITDA would have grown 1.9% and 3.7%, respectively. In 1H10 EBITDA margin increased by 1.0pp to 53.6%. Total customer base reached 1,437 thousand as at 30 June 2010, an increase of 18.2% y.o.y, with net additions reaching 74 thousand in the semester. Postpaid customers increased by 9.4% y.o.y, equivalent to 7.0% of total customer base. In 1H10, MTC focused its commercial and marketing activity in initiatives to promote usage and mobile broadband. Data revenues accounted for 18.4% of service revenues. ARPU totalled NAD 79.1, a decrease of 20.0% y.o.y, as a result of customer growth and decline in MTRs.

In 1H10, CVT’s revenues and EBITDA decreased by 6.5% y.o.y and by 16.7% y.o.y to CVE 3,974 million and CVE 1,996 million, respectively. EBITDA margin stood at 50.2% in 1H10. Revenue performance was negatively impacted by lower roaming revenues and lower mobile outgoing revenues, as well as adverse regulatory impacts in the wireline business. Excluding roaming and regulatory impacts, EBITDA would have decreased by 7.6%. Mobile customers increased by 16.9% to 305 thousand. Mobile MOU reached 81 minutes and ARPU totalled CVE 1,078, declining 20.9% y.o.y. In 1H10, CVT launched an institutional campaign celebrating the achievement of surpassing 300 thousand mobile customers.

CTM’s revenues and EBITDA increased by 12.4% y.o.y and by 5.4% y.o.y to MOP 1,325 million and MOP 586 million, respectively. EBITDA margin stood at 44.2%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the semester. Data revenues represented 13.2% of mobile service revenues. In the mobile division, customers increased by 3.6% y.o.y reaching 521 thousand as at 30 June 2010. In 1H10, CTM’s mobile ARPU increased by 5.5% to MOP 112, as a result of growth of data and roaming revenues in the period.

In 1H10, CST’s revenues increased by 19.2% y.o.y to STD 146,508 and EBITDA increased by 11.8% y.o.y to STD 40,487 million. EBITDA margin stood at 27.6%. In the mobile division, CST reached 91 thousand customers as at 30 June 2010, an increase of 47.4% y.o.y. Mobile MOU decreased by 15.2% y.o.y to 40 minutes, as a result of growth in customer base, while mobile ARPU totalled STD 174 thousand in 1H10, a decrease of 16.3% y.o.y.

In 1H10, Timor Telecom’s revenues and EBITDA increased by 15.7% y.o.y and by 9.1% y.o.y, to USD 26 million and USD 14 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 55.3%. Data revenues accounted for 15.7% of mobile service revenues. Timor Telecom’s mobile net additions reached 62 thousand, bringing the total mobile customer base to 413 thousand as at 30 June 2010, an increase of 145.5% y.o.y. Customer growth was achived against a backdrop of expanding coverage and dinamisation of commercial offer. Mobile MOU decreased by 45.2% y.o.y to 43 minutes, while mobile ARPU stood at USD 10, declining by 55.4% y.o.y, as a result of the strong customer growth in the period. In 1H10, Timor Telecom launched 3G services and relaunched its commercial brand.

04

Changes in Accounting Policies

The interpretation IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following the approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation to the concession arrangement of an international operation which renders fixed line telecommunication services. According to this interpretation, infrastructure within the scope of the concession arrangement cannot be recognised as property, plant and equipment, but instead should be recognised as an intangible asset corresponding to the right to charge users of the public service. In accordance to this interpretation, revenues were adjusted in order to reflect the services that operators perform under these concession arrangements, while costs were recognised in relation to the investments incurred with the development of the fixed line network. According to the transitional provisions of this interpretation, financial statements for 2009 were adjusted retrospectively.

Please see additional information in the notes on our interim financial statements as of 30 June 2010.

05

Subsequent events

Offer over Brasilcel

17.Jul.10 | PT informed on expiration of Telefonica’s Offer. Notwithstanding negotiations with regard to the said final extension having occurred, Telefonica did not accept the request from the Board of Directors of Portugal Telecom for a final extension of the validity of the Offer. The Offer thus expired at 23:59 of 16 July 2010.

28.Jul.10 | PT announced that it has reached an agreement with Telefonica for the sale of PT’s 50% interest in Brasilcel. The Board of Directors of Portugal Telecom approved the sale of its 50% stake in Brasilcel to Telefonica for a total consideration of 7.5 billion Euros, of which: (i) 4.5 billion Euros will be paid on closing (no later than 60 days following this announcement); (ii) 1 billion Euros will be paid on 30 December 2010, and (iii) 2 billion Euros will be paid by no later than 31 October 2011.

Partnership with Oi Group

28.Jul.10 | PT announced a strategic partnership with Oi Group. The strategic partnership will encompass the direct and indirect investment of Portugal Telecom (i) in TmarPart and (ii) in Tele Norte Leste Participações S.A. and in Telemar Norte Leste S.A., equating to a, direct and indirect, economic ownership of 22.38% in Tmar and a maximum investment of R$8.4 billion (equivalent to Euro 3.7 billion, based on the current exchange rate). The partnership can also result in the acquisition by Telemar of an up to 10% stake in Portugal Telecom. Portugal Telecom will have a relevant role in the management of TmarPart and its subsidiaries, including the right to appoint two directors at the board of TmarPart (one being alternate member) and two directors at the board of TNL, and as a strategic partner, will proportionate consolidate its stake in Tmar Part which fully consolidates Oi Group.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 5 August 2010

Time: 16:00 (Portugal/UK), 17:00 (CET),

11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415

(Account Number: 3082, Conference ID: 353954)

US and Canada callers: 877 660 6853

(Account Number: 3082, Conference ID: 353954)

Contacts

Luís Pacheco de Melo

Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.